                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K
                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934



(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001


                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ___________

COMMISSION FILE NUMBER ......................1-10888


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Total Fina Elf Finance USA, Inc. Savings Plan
          (formerly known as Elf Aquitaine, Inc. Employee Savings Plan)
                             800 Gessner, Suite 700
                              Houston, Texas 77024


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TOTAL FINA ELF S.A.
                              2 place de la Coupole
                                  Tour Coupole
                                  La Defense 6
                                92400 COURBEVOIE
                                     FRANCE

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee of the
    Total Fina Elf Finance USA, Inc. Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Total Fina Elf Finance USA, Inc. Savings Plan (the Plan), formerly the Elf Aquitaine, Inc. Employee Savings Plan, as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
-------------------------

Houston, Texas
July 1, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit 23.2 for further discussion.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Elf Aquitaine, Inc. Administrative Committee
Elf Aquitaine, Inc. Employee Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Elf Aquitaine, Inc. Employee Savings Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits. The financial statements of the Plan as of and for the year ended December 31, 1999 were reported upon by other auditors whose report dated August 15, 2000 included a disclaimer of opinion because the plan administrator, as permitted by the Department of Labor Rules and Regulations, instructed them not to audit the information certified by the trustee.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 1, 2001

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000

                                                              2001         2000
                                                         ------------   -----------
Assets:
     Investments, at fair value .......................   $59,618,491   $35,002,220
Receivables:
     Employee contributions ...........................       173,413           --
     Company contributions ............................       114,904           --
                                                          -----------   -----------
                 Total receivables ....................       288,317           --
                                                          -----------   -----------
                 Net assets available for plan benefits   $59,906,808   $35,002,220
                                                          ===========   ===========

See accompanying notes to financial statements.

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2001

Additions:
     Contributions:
        Employee ..................................................   $  2,475,432
        Company ...................................................      1,563,112
                                                                      ------------
                 Total contributions ..............................      4,038,544

     Investment income (loss):
        Interest and dividends ....................................        339,801
        Net investment loss from mutual funds .....................     (4,759,754)
        Net investment gain from common/collective trust fund .....        705,624
        Net depreciation in fair value of American Depositary
          Shares and Warrants ......................................       (65,621)
                                                                      ------------
                 Total investment loss ............................     (3,779,950)
                                                                      ------------
     Transfers from predecessor plans .............................     31,184,782
                                                                      -----------
                 Total additions ..................................     31,443,376

Deductions:
     Payment to participants ......................................      6,530,564
     Administrative expenses ......................................          8,224
                                                                      ------------
                 Total deductions .................................      6,538,788
                                                                      ------------
                 Net increase in net assets .......................     24,904,588
Net assets available for plan benefits, beginning of year .........     35,002,220
                                                                      ------------
Net assets available for plan benefits, end of year ...............   $ 59,906,808
                                                                      ============


See accompanying notes to financial statements.

                                       4

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000





(1)    DESCRIPTION OF THE PLAN

       The following description of the Total Fina Elf Finance USA, Inc. Savings Plan (the Plan), prior to January 1, 2001 known as the Elf Aquitaine, Inc. Employee Savings Plan, provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan in which all employees of Total Fina Elf Finance USA, Inc. (the Company) and certain of its subsidiaries are eligible to participate. Effective January 1, 2001, the Plan was amended to reflect the change in Plan sponsorship from Elf Aquitaine, Inc. to Total Fina Elf Finance USA, Inc.

              Regular full time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan or on expatriate service status with an affiliate that does not participate in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

              Effective January 1, 2001, the Plan was amended to reflect the merger of the Total America Group Savings Plan B and the transfer of certain participants' accounts from the ATOFINA Capital Accumulation Plan (the Fina Plan).

              The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company's board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan's trustee.

       (b)    CONTRIBUTIONS AND VESTING

              Employees electing to participate may contribute from 1% to 15% of their base salary to the Plan on a pre-tax basis, an after-tax basis, or combination thereof. The Company will make a matching contribution of up to 6% of the employee's base salary. The Company's contributions vest 20% for each year of service.

              Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pre-tax contributions are limited to amounts provided under Section 402 (g) of the Code.

              Eligible participants may also elect to rollover distributions from a former employer's qualified retirement plan.

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions, the Company matching contributions, and an allocation of Plan earnings, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d)    PAYMENT OF BENEFITS AND FORFEITURES

              Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Distributions from the participant's account invested in the Total Fina Elf S.A. American Depositary Shares (American Depositary Shares) and Total Fina Elf S.A. Warrants (Warrants) are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash. Distributions from other funds are made in cash.

              While employed, a participant may make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

              When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. A participant's nonvested percentage of the Company's matching contribution shall become a forfeiture upon a participant's termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company's matching contributions for the Plan year. Forfeitures available to offset future Company contributions were $68,913 and $35,226 at December 31, 2001 and 2000, respectively.

       (e)    PARTICIPANT LOANS

              A participant may obtain loans from the Plan secured by the pledge of the participant's account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant's highest outstanding loan balance during the preceding 12 months or 50% of the participant's vested account balance in the Plan. Loans bear interest at two percentage points above the five year U.S. treasury note rate or the standard lending rate for twenty year fixed rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Home loans can be repaid at terms up to twenty years; other loans have terms of five years.

       (f)    INVESTMENT OPTIONS

              Participants may allocate their contributions (in multiples of 1%) and those of the Company among eight mutual funds, a common/collective trust fund and American Depositary Shares.

              Warrants received as a result of the transfer of participant accounts from the Fina Plan may continue to be held by the participant, but are not available for future investment.

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


              Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

       (g)    PLAN TERMINATION

              Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions and the total amount in each participant's account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    VALUATION OF INVESTMENTS

              Quoted market prices are used to determine the fair value of the investments in mutual funds, American Depositary Shares and Warrants. The common/collective trust fund is valued at fair value based upon the quoted market values of the underlying assets. Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade date. Interest and dividends are recorded on the accrual basis.

              The common/collective trust fund invests primarily in guaranteed investment contracts (GIC's) and synthetic GIC's. The GIC's and synthetic GIC's are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest earned thereon. The effective yield of the common/collective trust fund was 5.4 percent for the year ended December 31, 2001.

              Net investment gain (loss) from mutual funds and common/collective trust fund includes realized gains (losses) on the sale of investments, unrealized appreciation (depreciation) in fair value of investments, interest, and dividends. Net depreciation in fair value of American Depositary Shares and Warrants includes realized gains (losses) on the sale of American Depositary Shares and Warrants and unrealized appreciation (depreciation) in fair value of American Depositary Shares and Warrants.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results could differ from those estimates.

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(3)      INVESTMENTS

         The fair market values of individual assets that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are separately identified as follows:

                 2001:
                   Fidelity Growth & Income Fund ......... $  11,251,803
                   Fidelity Magellan Fund ................     5,696,772
                   Fidelity Managed Income Portfolio .....    12,440,049
                   Fidelity Spartan U.S. Equity Index
                     Portfolio ...........................     4,082,286
                   Total Fina Elf S.A. American Depositary
                     Shares ..............................    13,656,184


                 2000:
                   Fidelity Aggressive Growth Fund ....... $   3,018,086
                   Fidelity Growth & Income Fund .........    10,204,272
                   Fidelity Magellan Fund ................     5,022,454
                   Fidelity Managed Income Portfolio .....    12,403,202


(4)      TOTAL FINA ELF S.A. AMERICAN DEPOSITARY SHARES AND WARRANTS

         Each participant is entitled to exercise voting rights attributable to the American Depositary Shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the American Depositary Shares, the Trustee will vote the American Depositary Shares in the same proportion as the votes received by the Trustee.

         The Warrants are the result of the PetroFina S.A. and Fina, Inc. merger on August 5, 1998, and participants who held shares of Fina, Inc. stock in the Fina Plan at that time received the PetroFina warrants as part of the proceeds for each share of Fina, Inc. stock in their accounts. In connection with a tender offer made on May 6, 1999 by Total Fina S.A. all outstanding PetroFina warrants were exchanged for Total Fina S.A. warrants. Following a consolidation of Total Fina Elf S.A., all Total Fina S.A. warrants have been exchanged for Total Fina Elf S.A. warrants. Each warrant entitles the Participant to acquire one American Depositary Share at a price of $46.94. The Warrants expire on August 5, 2003.

(5)      CONCENTRATION OF INVESTMENTS

         The Plan's investment in American Depositary Shares and Warrants represents 23.48% of total investments as of December 31, 2001. Total Fina Elf S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000




(6)    TRANSFERS FROM PREDECESSOR PLANS

       As discussed in note 1, effective January 1, 2001 the following participant account balances were transferred to the Plan:


     DATE MERGED/TRANSFERRED                         PLAN NAME                         AMOUNT
-----------------------------------   ----------------------------------------   --------------------

January 1, 2001                       Total America Group Savings
                                        Plan B                                $         9,612,021
January 1, 2001                       ATOFINA Capital Accumulation
                                        Plan                                           21,572,761
                                                                                 --------------------

                                                                              $        31,184,782
                                                                                 ====================


       Investments held by the prior plans were liquidated and mapped by the Trustee into similar investment options under the Plan. American Depositary Shares, Warrants and participant loans were transferred in-kind to the Plan.

(7)    PARTY-IN-INTEREST TRANSACTIONS

       The Plan engages in investment transaction with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds American Depositary Shares and Warrants. The transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.

(8)    INCOME TAX STATUS

       The Plan obtained its latest determination letter on January 9, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the amended and restated Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2001 and 2000.

(9)    RISKS AND UNCERTAINTIES

       The Plan provides for investments in mutual funds, a common/collective trust fund, American Depositary Shares and Warrants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(10)   SUBSEQUENT EVENTS

       Effective January 1, 2002, the Administrative Committee amended and restated the Plan Document to include the statutory changes under the Economic Growth and Tax Relief Reconciliation Act of 2001.

                  TOTAL FINA ELF FINANCE USA, INC. SAVINGS PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                                                             CURRENT
     IDENTITY OF ISSUE                             DESCRIPTION OF INVESTMENT                                  VALUE
----------------------------     --------------------------------------------------------------        --------------------
Dreyfus Funds                    Dreyfus Founders Balanced Fund                                     $         1,398,717
Fidelity Investments*            Cash, interest bearing                                                          33,772
Fidelity Investments*            Fidelity Advisor U.S. Government Portfolio                                   2,063,644
Fidelity Investments*            Fidelity Aggressive Growth Fund                                              2,976,357
Fidelity Investments*            Fidelity Growth & Income Fund                                               11,251,803
Fidelity Investments*            Fidelity Magellan Fund                                                       5,696,772
Fidelity Investments*            Fidelity Managed Income Portfolio                                           12,440,049
Fidelity Investments*            Fidelity Overseas Fund                                                       2,186,340
Fidelity Investments*            Fidelity Retirement Money Market Portfolio                                   2,614,783
Fidelity Investments*            Fidelity Spartan U.S. Equity Index Portfolio                                 4,082,286
Total Fina Elf S.A.*             Total Fina Elf  S.A. American Depositary Shares                             13,656,184
Total Fina Elf S.A.*             Total Fina Elf  S.A. Warrants                                                  341,473
Participant loans*               Maturities ranging from 2001 to 2021 and interest
                                    rates ranging from 6.0% to 10.5%                                            876,311
                                                                                                       --------------------
                                                                                                    $        59,618,491
                                                                                                       ====================
* Party-in-interest.

See accompanying independent auditors' report.

                                  SIGNATURE



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   Total Fina Elf Finance USA, Inc. Savings Plan

Date: July 1, 2002                 /s/ Otto Takken
                                   ---------------------------------------------
                                       Executive Vice President,
                                       Chief Operating Officer,
                                       Chief Financial Officer and
                                       Administrative Committee Member

                                INDEX TO EXHIBITS



      EXHIBIT NUMBER                                DESCRIPTION
--------------------------       -----------------------------------------------
23.1                             Independent Auditors' Consent

23.2                             Notice Regarding Consent of Arthur Andersen LLP